Mail Stop 4561

June 9, 2009

Mr. Richard W. Arnold
Chief Operating Officer and Chief Financial Officer
Phoenix Technologies, Ltd.
915 Murphy Ranch Road
Milpitas, CA 95035

      Re: Phoenix Technologies, Ltd.
               Form 10-K for the Fiscal Year Ended September 30, 2008
               File No. 000-17111

Dear Mr. Arnold:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Patrick Gilmore
               Accounting Branch Chief